Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 17 -  2006

JUNE 23, 2006
FOR IMMEDIATE RELEASE

CASA BERARDI PRODUCTION IMPROVEMENTS ANTICIPATED AT START UP

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to present results from the ongoing definition drilling of Zone 113 and a progress report on development activities at its 100 percent owned Casa Berardi Gold Project located in north-western Quebec, Canada.

“Definition drilling of Zone 113 indicates that the initial gold production from Casa Berardi could significantly exceed what was anticipated in the current mine plan.  This close spaced drilling, within the ore deposit, is a more accurate reflection of what our mine grades could be like,” said David Hall, President and CEO of Aurizon.  “We are very excited by these results and expect that Aurizon shareholders will benefit from the anticipated improved production profile and the current high gold prices.  Aurizon is well-positioned to trade at the higher valuation multiples assigned to producing companies as we move closer to production start-up.”

Definition drill program on Zone 113 between 650-690 metre levels

Information from the definition drilling is being used to provide the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart, are being used as the drill rig locations for the current drill program.  The objective of the initial drill program is to outline and have ready for blasting, three months of stope production before mine start up.  Upon completion of this definition drill program, the reserve estimate for this area will be revised.

The definition drill program performed between the 650 and 690 metre levels has covered the area where the initial stope development will occur.  Fourteen (14) infill holes have previously been reported within this area.  Thirty-three (33) additional definition holes have now been completed, results of which are as follows:

	Grade				Grade
Definition Hole #	Ounces per ton	Grams per tonne	Thickness meters	Definition Hole #	Ounces per ton	Grams per tonne	Thickness meters
650-45	0.97	33.2	7.8	670-04	1.34	45.8	12.7
650-48	0.67	23.1	19.7	670-03	1.13	38.6	11.7
650-47	0.71	24.4	18.4	670-06	0.83	28.3	12.6
650-50	0.57	19.7	19.5	670-05	0.76	26.1	10.5
650-02	0.53	18.1	10.7	670-08	0.76	26.1	13.5
650-46	0.45	15.4	10.1	670-07	0.64	22.1	13.6
650-55	0.33	11.2	15.4	670-02	0.48	16.6	10.5
650-08	0.29	10.1	8.2	670-16	0.44	15.2	35.8
650-28	0.27	9.4	38.8	670-10	0.40	13.6	7.2
650-20	0.26	8.9	33.5	670-12	0.39	13.2	2.4
650-21	0.26	8.8	42.0	670-15	0.38	12.9	23.0
650-39	0.25	8.7	29.8	670-09	0.37	12.7	24.2
650-42	0.25	8.5	31.8	670-17	0.33	11.3	36.5
650-22	0.24	8.2	43.5	670-18	0.27	9.1	27.6
650-43	0.19	6.6	27.9	670-01	0.22	7.7	10.3
				670-13	0.15	5.2	32.9
				670-14	0.09	3.1	29.2
				670-11	0.01	0.4	3.9

June 23, 2006
CASA BERARDI PRODUCTION IMPROVEMENTS ANTICIPATED AT START UP

Missing numbers in the sequence relate to holes either not yet drilled or holes that were drilled outside the area covered by this release.

The foregoing information was prepared under the supervision of Michel Gilbert, Vice President of Aurizon Mines Ltd. a qualified person under National Instrument 43-101.

Progress Report on Casa Berardi Development

In addition to the preceding drill results, Aurizon is pleased to provide an update on the progress being made at Casa Berardi.

“Casa Berardi remains on schedule to commence production in the fourth quarter,” said Mr. Hall.  “We have a fully-staffed and deeply committed team on site that is working diligently and productively to bring Casa Berardi on line, on time and on budget, as promised.”

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Shaft sinking has reached 715 metres.  Conventional sinking is progressing to the shaft bottom of 760 metres and should be completed on schedule in the third quarter, 2006.

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Ramp access is now completed, down to the 730 metre level, which is the depth required for initial production.

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Five access drifts have to be completed prior to the start up.  Development is completed on four of them on the 650, 670 and 690 and 710 metre levels and will be initiated in the 730 metre level shortly.  No delay is expected.

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Construction of a rockfill network is in progress.  Detailed engineering is complete for the cement plant on surface.  A fill raise collar contract awarded to CMAC-Thyssen is in progress.  The fill raise is currently underway from the 550 metre level to the surface.

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A ventilation raise is underway from the 690 metre level to the 550 metre level, and the main ore pass is in progress.

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Shaft access is complete on the 280, 550 and 690 metre levels.

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Underground infrastructures (rockbreaker, grizzly, chute) on the 690 metre level are under construction.  A dewatering system and shaft bottom infrastructure should be initiated in the next quarter.  Lunch rooms, powder and cap magazine are completed.

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Definition drilling is completed between the 650 and 690 metre levels on Zone 113.  Drilling is continuing down to the 730 metres level and within the Lower Inter Zone.  In addition, rehabilitation and stope preparation of the NW zone should be initiated early in the third quarter, 2006.

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Mill rehabilitation and modifications are nearly complete on the crushing, grinding, gravity and leach circuits.  Reagents and critical parts have been secured.  This work should be completed in late August, ahead of schedule.

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The new electrical power line to the West Mine is complete.  Modification to the existing main substation and underground distribution for the new infrastructure is in progress.

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Rehabilitation, purchase and lease of mobile equipment is underway.  All the equipment should be available on site before the end of the third quarter, ahead of schedule.

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Each department is fully staffed.  Over 350 persons are currently active on site.

Five underground diamond drill rigs (two for exploration and three for definition) and two surface exploration rigs are currently active on site.  In 2006, 31,000 metres of surface exploration drilling should be completed in the area of the East mine crown pillar, Zones 118-120, the Principal Zone and west of the West Mine along the Casa Berardi fault.  In addition, the underground exploration drill program from the existing 550 metre track drift has been increased by 50% to 21,000 metres.

Additional results from these drill programs are expected early next week.

June 23, 2006
CASA BERARDI PRODUCTION IMPROVEMENTS ANTICIPATED AT START UP

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by Technilab of Ste-Germaine and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P. Eng., Superintendent Mining Geology, appropriately qualified person as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the definition drilling.  All other information previously released on the Casa Berardi Project, including the Feasibility Study prepared by Roscoe Postle & Associates Inc dated October 26, 2005 is also available on the Aurizon website at www.aurizon.com and www.sedar.com.

About Aurizon

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.

Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, timing of an updated feasibility study, the timing of bringing Casa Berardi into production, re-rating associated with obtaining a higher valuation multiple, an improved production profile, potential for an alternative transaction, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

June 23, 2006
CASA BERARDI PRODUCTION IMPROVEMENTS ANTICIPATED AT START UP

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

11200E
11300E
-650m
4350m
-700m
4300m
670 Lev.
690 Lev.
710 Lev.
7.1/44.2
8.7/29.8
8.5/31.8
8.9/33.5
9.4/38.8
3.1/17.7
8.6/20.7
11.2/15.4
8.2/22.9
11.2/12.2
24.4/18.4
33.2/7.8
8.8/42.0
8.2/43.5
6.6/27.9
19.7/19.5
23.1/19.7
15.4/10.1
18.1/10.7
5.8/11.9
10.1/8.2
12.0/35.0
22.1/13.6
7.8/38.6
11.3/36.5
12.9/23.0
5.2/32.9
0.4/3.9
12.7/24.2
21.9/25.2
26.1/10.5
38.6/11.7
7.7/10.3
9.1/27.6
13.2/2.4
13.6/7.2
12.6/15.5
15.2/35.8
11.3/11.8
7.9/11.3
26.1/13.5
28.3/12.6
45.8/12.7
16.6/10.5
3.1/29.2
3.0/7.8
Previous Drilling From 550m Level
Definition Drilling From Foot Wall Drift
Assays pending as of June 22nd, 2006
8.4/7.1 = g/t Au/m

Zone 113
High Grade Core
0 200m

AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC

113 High Grade Core
Definition Drilling

June 23, 2006

Reference: News Release Issue No. 17-2006